UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________
FORM 11-K
_______________________

FOR ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No. 001-34257

UNITED FIRE GROUP 401(k) PLAN
(Full title of the plan)

 United Fire Group, Inc.
(Name of issuer of the securities held pursuant to the plan)
118 Second Avenue SE
Cedar Rapids, IA 52401
(Address of principal executive office)

United Fire Group 401(k) Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
United Fire Group 401(k) Plan
Cedar Rapids, Iowa

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of United Fire Group 401(k) Plan (the Plan) as of December 31, 2022, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

We have served as the Plan’s auditor since 2023.

/s/FORVIS, LLP
West Des Moines, Iowa
June 29, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees, Audit Committee, Board of Directors and Plan Participants
United Fire Group 401(k) Plan
Cedar Rapids, Iowa

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of United Fire Group 401(k) Plan (the Plan) as of December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of United Fire Group 401(k) Plan as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We served as the Plan’s auditor from 2013 - 2022.

Cedar Rapids, Iowa
June 24, 2022

United Fire Group 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

(In thousands)	2022	2021
Assets

Investments:
Participant-directed investments, at Fair Value	$127,348	$152,137
Participant-directed investment, at Contract Value	13,475	12,807

Receivables:
Notes receivable from participants	250	292
Receivables from participants	372	324
Receivables from employer	361	60
Other receivables	—	47

Net Assets Available for Benefits	$141,806	$165,667
See accompanying notes to financial statements.

United Fire Group 401(k) Plan
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2022

(In thousands)
Additions
Contributions:
Employer	$3,786
Participant	10,757
Rollover	1,575
Total contributions	16,118
Investment income:
Interest and dividends	586
Total investment income	586
Interest income on notes receivable from participants	12
Net realized and unrealized depreciation in fair value of investments	(26,951)
Total losses	$(10,235)

Deductions
Benefit payments and withdrawals	$13,365
Administrative expenses	261
Total deductions	$13,626

Net Assets Available for Benefits:
At Beginning of Year	165,667
At End of Year	$141,806
See accompanying notes to financial statements.

United Fire Group 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2022 and 2021
(Amounts in thousands, unless otherwise noted)
NOTE 1. PLAN DESCRIPTION
The following description of the United Fire Group 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.
General - The Plan is a defined contribution plan covering regular employees of United Fire Group, Inc. and its consolidated subsidiaries (collectively, the "Company") who have at least one hour of service and have attained the age of 21. Temporary employees who have at least 1,000 hours of service and have attained the age of 21 may also participate. United Fire & Casualty Company, a subsidiary of United Fire Group, Inc., serves as the plan administrator and "Plan Sponsor." The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The effective date of the Plan is August 1, 1989 and was amended on January 1, 2017 as discussed under "Contributions," below.
Effective January 1, 2019, there was a further amendment to the Plan which modified the hardship distribution provision of the Plan. This amendment did not have a material impact to the Plan.
Plan Custodian - The plan custodian is Principal Financial Group (the "Plan Custodian").
Contributions - The Plan includes an automatic enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Effective January 1, 2017, automatically enrolled participants have their deferral rate set at 6 percent of eligible compensation, and their contributions invested in the designated default fund until changed by the participant. Prior to January 1, 2017, the automatically enrolled deferral rate was set at 3 percent of eligible compensation. In addition, beginning on January 1, 2018, the automatic deferral percentage under automatic enrollment, increases by 1 percent per year up to a maximum of 15 percent of a participant's compensation. This increase to the automatic deferral occurs on January 1 of each year.
The Company matches up to 1 percent of employee contributions at the following deferral rates: employees contributing 1 percent of their annual salary – the Company will match 1/3 percent of their annual salary; employees contributing 2 percent of their annual salary – the Company will match 2/3 percent of their annual salary; and employees contributing 3 percent or more of their annual salary – the Company will match 1 percent of their annual salary.
Beginning January 1, 2022, the Company revised the employer match to 50 percent of the first 8 percent of employee contributions.
Each year, participants may elect to contribute up to an annual dollar limitation of their eligible compensation to the Plan through salary deferral. Participants have the option to contribute either through pre-tax 401(k) contributions, Roth 401(k) contributions or a combination of the two. The Plan also provides for discretionary contributions by the participating employers to the Plan in such amounts as the Board of Directors of the Plan Sponsor shall direct.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company matching contributions and allocations of (a) discretionary contributions, if any, and (b) Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings, losses or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Company did not contribute any discretionary contributions during the year ended December 31, 2022.
Participants direct the investment of employer and participant contributions into various investment options offered by the Plan. Participants may change their investment options daily. The Plan currently offers seven mutual funds, eight common collective trusts, nine pooled separate accounts, an employer stock fund, a fixed income fund and a self-directed retirement account in which participants have access to multiple investment options.
Vesting - Participants are immediately vested in their contributions plus actual earnings or losses thereon. Vesting in the Company matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of credited service. A participant is 100 percent vested after 3 years of credited service for employer matching contributions and 2 years of credited service for discretionary contributions. Other special vesting schedules apply for the Employee Stock Ownership Plan contributions that was transferred in November of 2015 as well as other retirement plans that have transferred into the Plan. A participant with less than the required years of credited service is not vested except in the event of the participant's death or disability while employed by the Company, at which time the participant becomes 100 percent vested.
Forfeitures - Upon termination, the non-vested portion of a participant's account balance is forfeited. Forfeitures are to be used to first reduce the Plan's ordinary and necessary administrative expenses for the Plan year and then reduce the employer contributions for the Plan year. The Company used approximately $244 to pay Plan expenses for the year ended December 31, 2022. There is an immaterial amount of forfeited account balances included in the Plan's net assets available for benefits at December 31, 2022 and 2021.
Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $1 up to a maximum equal to the lesser of $50 or 50 percent of their vested account balance. Loan terms range from one to five years, except for the purpose of acquiring the participant's principal residence for which the term is commensurate with local prevailing terms, as determined by the Company. The loans are secured by the balance in the participant's account and bear interest at a rate determined at the time of each loan by the Plan Custodian. Principal and interest is paid ratably through semi-monthly payroll deductions.
Payment of Benefits - Upon termination of service, a participant may elect to receive either a direct rollover, a lump-sum amount equal to the value of their vested account or installment payments over a fixed period of time not to exceed the participant's life expectancy or the joint life expectancy of the participant and the participant's designated beneficiary. Prior to separation from service, participants may elect a hardship distribution in accordance with the Plan agreement. Additionally, prior to separation from service, participants are eligible for an in-service withdrawal after they have reached the age of 59 1/2.
If a benefit payment is distributed to the participant by check and remains unsettled after 180 days, the participant must contact the plan administrator to have the check reissued. If the participant cannot be located and the amount is over $5, the check is canceled and an account is reestablished for the participant. If the participant cannot be located and the amount is less than $5, the check is canceled and the funds are forfeited back to the Plan.
Administrative Expenses - The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan agreement. The Company paid substantially all administrative expenses for the Plan in 2022.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP").
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes therein during the reporting period. Actual results could differ from those estimates.
The Plan offers various investment instruments to its participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the accompanying financial statements.

Valuation of Participant-Directed Investments and Participant Loans - The Plan's investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 Fair Value Measurements for discussion of fair value measurements.
Recognition of Investments - Purchases and sales of investments are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.
Contributions - Participant contributions are made through payroll deductions and recorded in the period they are withheld from compensation. The Company's matching contribution are recorded in the year they are earned.
Withdrawals - Participant withdrawals are recorded upon distribution.
Notes Receivable from Participants - Represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred.
Subsequent Events - In the preparation of the accompanying financial statements, the Plan Sponsor has evaluated all material subsequent events or transactions that occurred after December 31, 2022 through the date on which the financial statements were issued for potential recognition or disclosure in the Plan's financial statements.
NOTE 3. FAIR VALUE MEASUREMENTS

Current accounting guidance on fair value measurements includes the application of a fair value hierarchy that requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Plan's financial instruments, which are measured at fair value, are categorized into a three-level hierarchy, which is based upon the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (i.e., Level 1) and the lowest priority to unobservable inputs (i.e., Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the financial instrument.
Financial instruments recorded at fair value are categorized in the fair value hierarchy as follows:
•Level 1: Valuations are based on unadjusted quoted prices in active markets for identical financial instruments that we have the ability to access.
•Level 2: Valuations are based on quoted prices for similar financial instruments, other than quoted prices included in Level 1, in markets that are not active or on inputs that are observable either directly or indirectly for the full term of the financial instrument.
•Level 3: Valuations are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.
The fair value of the majority of the Plan's investments is determined using a market-based approach with prices obtained for the Plan's investments by the Plan Custodian which prices the investments daily using independent pricing sources. One price is obtained for each Plan investment, which is evaluated for reasonableness prior to its use for reporting purposes. The valuation technique and market inputs that our Plan Custodian normally seeks to value our securities include the following, depending on the security type: net asset value ("NAV") calculated and reported by the issuer or its agent, last trade, bids and closing price. The valuation technique and inputs for the Plan's securities are the same regardless of industry category, credit quality, duration, geographical concentration or economic characteristics. The Plan Sponsor has determined that the pricing obtained at December 31, 2022 and 2021 was reasonable. There was no change in the valuation methodologies in 2022.
In order to determine the proper classification of each Plan investment in the fair value hierarchy, the Plan Custodian's pricing procedures and inputs used to price the type or group of securities, which include unadjusted quoted market prices for similar securities and other inputs that are observable for the type or group of securities, are obtained and evaluated by the Plan Sponsor throughout the reporting period. The Plan Sponsor has determined that these processes and inputs result in fair values and classifications consistent with the applicable accounting guidance on fair value measurements. The Plan's fair value hierarchy categorizations are also reviewed on an annual basis, at which time the classification of certain investments may change if the input observations have changed.
The following tables present the categorization of the Plan's investments measured at fair value on a recurring basis in the accompanying statements of net assets available for benefits at December 31, 2022 and 2021:

		Fair Value Measurements
Description	December 31, 2022	Level 1	Level 2	Level 3
Mutual funds	$32,392	$32,392	$—	$—
Common collective trusts	51,503	—	51,503	—
United Fire Stock Fund	5,186	5,186	—	—
Pooled separate accounts	37,079	—	37,079	—
Self-directed brokerage account	1,188	1,188	—	—
Total investments	$127,348	$38,766	$88,582	$—

		Fair Value Measurements
Description	December 31, 2021	Level 1	Level 2	Level 3
Mutual funds	$40,640	$40,640	$—	$—
Common collective trusts	59,570	—	59,570	—
United Fire Stock Fund	4,409	4,409	—	—
Pooled separate account	46,627	—	46,627	—
Self-directed brokerage account	891	891	—	—
Total investments	$152,137	$45,940	$106,197	$—
Investments in mutual funds are stated at fair value based on quoted market prices reported on recognized and active market securities exchanges on the last business day of the year, which represent the NAV of shares held by the Plan in the respective funds at the reporting date.
Investments in common collective trusts are valued at the NAV of units of the bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Investments in the United Fire Stock Fund are stated at fair value based on quoted market prices of United Fire Group, Inc. common stock. Included in the fund is an immaterial amount of interest-bearing cash.

Investments in the pooled separate accounts are valued using the NAV of units, as determined by the insurance company. NAV is a readily determinable fair value and is the basis for current transactions.

Investment in self-directed retirement accounts include common stocks and mutual funds, which are stated at fair value based on quoted market prices reported on recognized and active market securities exchanges on the last business day of the year.

NOTE 4. PLAN TERMINATION
Although it has not expressed any intention to do so, United Fire & Casualty Company has the right under the Plan agreement to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the accounts of each affected participant become fully vested.
NOTE 5. FEDERAL INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated August 6, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and therefore the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 6. GROUP ANNUITY CONTRACT WITH PRINCIPAL LIFE INSURANCE COMPANY
In September 2016, the Plan entered into guaranteed investment contract ("GIC") that is a group annuity contract, backed by the assets of the general account of Principal Life Insurance Company. This GIC, the Principal Fixed Income Guarantee Option fund, is considered a fully benefit-responsive investment contract and is measured, presented and disclosed at contract value within the Statement of Net Assets Available for Benefits. Participant transactions are executed using contract value without adjustment. The GIC issuer guarantees to pay a specified interest rate which is reset semi-annually on June 1 and December 1. The GIC's guaranteed crediting rate as of December 31, 2022 was 1.75 percent with a contract value of $13,474. This compares with a crediting rate of 1.55 percent and a contract value of $12,807 at December 31, 2021. This contract does have surrender charges if it is terminated by the contract holder or a plan terminates its interest in such contract within certain time periods. If the contract holder is considering terminating the contract or a plan is considering terminating its interest in such contract in the near future, contract value less surrender charges is used to determine the fair value.
This GIC is reported at contact value as it meets the fully benefit-responsive investment contract criteria. Contract value is calculated as contributions, plus earnings, less withdrawals and administrative expenses. Participant transactions are executed at contract value less surrender charges, if applicable, which is the relevant measure for fully benefit-responsive investment contracts. The Plan's ability to meet its contractual obligations to settle amounts due is dependent on the issuer, which could be impacted by economic and regulatory changes. Currently, there is no probability of the issuer not being able to fulfill its contractual obligations at contract value.
NOTE 7. PARTY-IN INTEREST TRANSACTIONS
At December 31, 2022 and 2021, the Plan held units of collective investment trust funds, pooled separate accounts, fixed-income guaranteed fund and self-directed brokerage accounts managed by the Plan Custodian. The Plan also invests in the common stock of United Fire Group, Inc. via the United Fire Stock Fund. These transactions qualify as party-in-interest transactions (as defined by ERISA); however, they are exempt from the prohibited transaction rules under ERISA.

Supplemental Schedule

United Fire Group 401(k) Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
EIN 42-0644327
Plan Number 004
December 31, 2022

(In thousands, except share amounts)
Identity of Issuer	Description of Investment	Current Value
Mutual Funds
The American Funds	American Funds Growth Fund of Amer R4	$6,261
Cohen & Sterns Mutual Fund	Cohen & Steers Realty Shares Fund	1,791
JP Morgan Investment Management, Inc.	JP Morgan Mid Cap Growth I Fund	5,391
Metropolitan Life Insurance Company	Metropolitan West Total Return Bd I Fund	7,356
MFS Investment Management	MFS Value R6 Fund	4,494
T. Rowe Price Associates, Inc.	T. Rowe Price Emerging Markets Stock Fund	1,816
T. Rowe Price Associates, Inc.	T. Rowe Price Mid-Cap Value Fund	5,281

Collective Investment Trusts
Principal Global Investors Trust Company*	Principal Trust Target 2010 Fund U	533
Principal Global Investors Trust Company*	Principal Trust Target 2020 Fund U	4,602
Principal Global Investors Trust Company*	Principal Trust Target 2030 Fund U	18,227
Principal Global Investors Trust Company*	Principal Trust Target 2040 Fund U	13,355
Principal Global Investors Trust Company*	Principal Trust Target 2050 Fund U	8,792
Principal Global Investors Trust Company*	Principal Trust Target 2060 Fund U	2,774
Principal Global Investors Trust Company*	Principal Trust Income Fund U	425
Wilmington Trust N.A.	International Equity R1 Fund	2,795

Pooled Separate Accounts
Principal Life Insurance Company*	Principal High Yield Separate Account R6	2,498
Principal Life Insurance Company*	Principal International Equity Index Separate Account I3	3,609
Principal Life Insurance Company*	Principal Large Cap Growth I Separate Account I2	4,896
Principal Life Insurance Company*	Principal Large Cap S&P Index Separate Account I4	16,900
Principal Life Insurance Company*	Principal Mid Cap S&P Index Separate Account I4	3,634
Principal Life Insurance Company*	Principal Small Cap Growth I Separate Account I2	1,071
Principal Life Insurance Company*	Principal Small Cap Value II Separate Account I2	1,839
Principal Life Insurance Company*	Principal Small Cap S&P 600 Index Separate Account I4	1,292
Principal Life Insurance Company*	Principal U.S. Property Separate Account I4	1,340

Common Stock
United Fire Group, Inc.*	United Fire Group Stock Fund	5,186

Fixed Income
Principal Life Insurance Company*	Principal Fixed Income Guarantee Option	13,475

Self-Directed Brokerage Account
Principal Life Insurance Company*	Principal Self-Directed Broker Account	1,188

Total participant-directed investments at fair value		$140,822
Participant loans (maturing 2023 through 2036 at 4.25% to 8.00% interest rate)*		250
Total assets held for investment purposes		$141,072
*Indicates a party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit No. Exhibit Description
*23.1 Consent of Independent Registered Public Accounting Firm - FORVIS, LLP

*23.2 Consent of Independent Registered Public Accounting Firm - CliftonLarsonAllen LLP
_______
*Filed herewith.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, United Fire & Casualty Company, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire Group 401(k) Plan
By: United Fire & Casualty Company
Date:	June 29, 2023	By:	/s/ Eric J. Martin
Eric J. Martin
Executive Vice President & Chief Financial Officer